UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

US GOLD CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

912023207
(CUSIP Number)

Robert J. (Don) MacDonald	Copy to:
Senior Vice President,	Christopher Barry, Esq.
Chief Financial Officer and Secretary	U.S. Bank Centre
NovaGold Resources Inc.	1420 Fifth Avenue, Suite 3400
P.O. Box 24	Seattle, Washington 98101
Suite 2300 - 200 Granville Street	(206) 903-8800
Vancouver, British Columbia V6C 1S4
Canada
(604) 669-6227

___________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS,
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
NovaGold Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) [ ]
(b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nova Scotia, Canada

NUMBER OF	7	SOLE VOTING POWER
SHARES
-0-

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
-0-

PERSON WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAME OF REPORTING PERSONS,
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
NovaGold Resources Alaska, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) [ ]
(b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alaska, United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
-0-

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
-0-

PERSON WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

INTRODUCTION

      This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 3, 2005, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 29, 2007 (as so amended, the “Schedule 13D”), by NovaGold Resources Inc. (“NovaGold”) and NovaGold Resources Alaska, Inc. (“NG Alaska”).

      Capitalized terms used herein and not defined have the respective meanings assigned to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

     On January 29, 2008, NovaGold and NG Alaska disposed of 5,374,544 common shares of US Gold Corporation (the “USG Shares”) in an open-market transaction.

        Item 5. Interest in Securities of the Issuer.

         (a) and (b) The responses to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

         (c) Other than stock transfers previously reported on Amendment No. 1 to this Statement on Schedule 13D, NG Alaska engaged in the following sale transaction since the filing of Amendment No. 1 to this Schedule 13D: on January 29, 2008, NG Alaska sold 5,374,544 shares of US Gold Corp. at Cdn$3.53 per share on the Toronto Stock Exchange.

        (d) Inapplicable.

         (e) NovaGold and NG Alaska ceased to be the owners of more than 5% of the common stock of US Gold Corporation on January 29, 2008.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement on Schedule 13D or between such persons and any other person with respect to the securities of US Gold Corporation, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                     A Joint Filing Agreement by and among NovaGold and NG Alaska was attached as Exhibit 99.1 to the 13D/A-1. Pursuant to the Joint Filing Agreement, each Reporting Person has agreed that this statement on Schedule 13D is filed on behalf of each Reporting Person.

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same statement.

NOVAGOLD RESOURCES INC.

Date: January 31, 2008	By:	/s/ Robert J. MacDonald
	Name:	Robert J. MacDonald
	Title:	Senior Vice-President, Chief Financial Officer
and Secretary

NOVAGOLD RESOURCES ALASKA, INC.

Date: January 31, 2008	By:	/s/ Robert J. MacDonald
	Name:	Robert J. MacDonald
	Title:	Treasurer and Secretary